

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 10, 2010

David G. Derrick
CEO and Director
SecureAlert, Inc.
150 West Civic Center Drive, Suite 400
Sandy, Utah 84070

> **RE: SecureAlert, Inc.**
> **Registration Statement on Form S-1**
> **Amendment One Filed November 1, 2010**
> **File No. 333-169324**

Dear Mr. Derrick:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comment one from our letter dated October 8, 2010 and that this amendment attempts to register 158,418,000 common shares out of a total of 280,023,255 common shares outstanding. We continue to believe that, given the size of the transaction being registered, the nature of the offering and the selling shareholders, the transaction appears to be a primary offering. In particular, we note that you disclose the company undertook a private placement in late 2009 in consideration of "the financial obligations and capital requirements of the company" (page 48) and that the company:

- offered Series D shares convertible into common at "an acceptable discount to market for the cash investors," (page 10 of the DEF14A filed June 23, 2010)
- obligated itself to reserve 110% of the number of common shares necessary to convert any amount of the Series D then outstanding, and

- because the company did not then have enough common stock authorized to effect such conversion, provided the January 2010 Series D purchasers majority voting rights in order to approve the necessary increase in authorized common shares.

Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please amend your registration statement to identify the selling shareholders as underwriters and include a fixed price at which they must sell all the shares being registered for the duration of the offering.

2.   We reissue comment two from our letter dated October 8, 2010. We note your response that the company did not disclose the correct value of shares held by non-affiliates on the cover of the Form 10-K filed on January 13, 2010 and that the disclosure should have been $24,454,148. However, based on the $0.12 reported closing price of your common stock on December 29, 2010, such a value would still appear to result in the number of common shares held by non-affiliates as 203,784,566 common shares held by non-affiliates.

Please advise how such number was calculated and provide an analysis with respect to the total number of currently outstanding common shares held by non-affiliates, providing support for the affiliate status of the selling shareholders disclosed in this registration statement. We may have further comment.

Executive Compensation, page 21

3.   Please update your disclosure in this section to reflect the fiscal year ended September 30, 2010.

Security Ownership of Certain Beneficial Owners and Management, page 29

4.   We reissue comment four from our letter dated October 8, 2010. Please revise the table on page 29 to reflect all persons each class of your voting securities, including the Series D Preferred, as required by Item 403 of Regulation S-K.

Exhibit 5.1

5.   Please remove the qualification of reliance contained in the penultimate paragraph of the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Zitko, Staff Attorney, at (202) 551-3399, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Wayne D. Swan
        Durham Jones & Pinegar
        Facsimile: (801) 415-3500